Form 51–102F3

Material Change Report

Item 1	Name and Address of Company

American Bonanza Gold Corp.
Suite 305 – 675 West Hastings Street
Vancouver, BC V6B 1N2

Telephone: (604) 699-0023

Item 2	Date of Material Change

December 19, 2007

Item 3	News Release

On December 19, 2007, a news releases was issued and distributed through CCN Matthews (Canada and U.S. disclosure package) and Canada Stockwatch and filed with the applicable regulatory authorities via SEDAR.

Item 4	Summary of Material Change

American Bonanza Gold Corp. (“Bonanza) completed a brokered private placement of 3,267,000 units through Dundee Securities Corporation and 1,750,000 units on a non- brokered basis, for aggregate gross proceeds of $2,006,800. Unrelated to the private placement, Bonanza agreed to the assignment to Hawthorne Gold Corporation of the option agreement dated June 7, 2007. between the Company and Cusac Gold Mines Ltd. The option agreement relates to the Company’s Taurus Property located in the Cassiar Mining District of British Columbia.

Item 5	Full Description of Material Change

The Company closed a previously announced private placement, selling 3,267,000 units Dundee Securities Corporation (the "Agent"), and 1,750,000 units on a non-brokered basis, at a price of $0.40 per unit for gross proceeds of $2,006,800. Each unit consists of one common share, which will be designated as a “flow-through share” for the purposes of the Income Tax Act (Canada), one common share which will not be designated as a flow through share, and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.30 until June 19, 2009.

The Agent was paid a cash fee of equal to 8% of the proceeds raised pursuant to the brokered portion of the financing. In addition, the Agent received warrants to purchase 522,720 common shares of Bonanza at a price of $0.30 per share exercisable until June 19, 2009. No commission was paid on the non-brokered portion of the financing.

All securities issued in connection with the private placement are subject to four month hold period expiring April 20, 2007. The proceeds from this financing will be used primarily to fund ongoing exploration at Bonanza’s Copperstone project in Arizona, USA and at its projects in Quebec and Ontario, and for general working capital.

Assignment of Option Agreement

As part of Hawthorne Gold Corporation’s (“Hawthorne”) proposed merger with Cusac Gold Mines Ltd. (‘Cusac”), Bonanza has agreed to the assignment to Hawthorne of the option agreement dated June 7, 2007 between Bonanza and Cusac Gold Mines Ltd. The option agreement relates to Bonanza’s Taurus Property located in the Cassiar Mining District of British Columbia.

The assigned agreement amends the terms of the original option agreement and requires Hawthorne to pay $6 million over two years, consisting of $1 million by December 22, 2007, $2 million by June 22, 2008, $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. A further $3 million is payable upon completion of a positive feasibility study recommending production, or production, whichever comes first. Pursuant to the agreement, Hawthorne is required to issue 250,000 common shares to Bonanza on or before December 22, 2008. Bonanza agreed to the removal of the $2 million bonus payment which would have been payable if the price of gold closes above US $800 per ounce for a period of 100 consecutive days.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

Giulio T. Bonifacio
Chief Financial Officer
Suite 305 – 675 West Hastings Street
Vancouver, BC V6B 1N2

Telephone: (604) 699-0023

Item 9	Date of Report

DATED at Vancouver, British Columbia, this 19th day of December, 2007.